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Marine Midland Mortgage Corporation
2929 Walden Avenue, Depew, New York 14043

                             Management's Assertion

As of and for the year ended December 31, 1998, Marine Midland Mortgage Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Banker's Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Marine Midland Mortgage Corporation had in effect fidelity bond and errors and omissions policies in the amounts of $550,000,000 and $50,000,000, respectively.

David J. Hunter
President

Daniel B. Duggan
SVP, Secondary Marketing

Susan Wojnar
SVP  Mortgage Servicing